SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

UNILEVER PLC

(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	2015 First Half Year Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
By	/S/ T E LOVELL
T E LOVELL SECRETARY

Date: 24 July 2015

2015 FIRST HALF YEAR RESULTS

CONTINUED CONSISTENT PERFORMANCE IN CHALLENGING MARKETS

First half highlights

•	Turnover increased by 12% to €27.0 billion including a positive currency impact of 10%

•	Underlying sales growth 2.9% with volume up 1.1% and price up 1.7%

•	Emerging markets underlying sales growth 6.0% with volume up 1.9% and price up 4.0%

•	Core operating margin at 14.5% up 50bps

•	Core operating profit up 16%, operating profit down 13% reflecting profits on disposals in 2014

•	Core earnings per share up 16% to €0.91 including a positive currency impact of 8%

Paul Polman: Chief Executive Officer statement

“The first half demonstrates again the progress we have made in the transformation of Unilever to deliver consistent, competitive, profitable and responsible growth, now in the seventh year.

The sharpened strategies across each of our four categories and a step-up in our innovation pipeline are increasingly driving our growth and margin expansion in a continued challenging environment. Equally, on the cost side we continue to exceed the objectives set with project Half, enabling us to strengthen the investment behind our brands and to extend into premium segments and new markets. During the past six months we have also made major progress in the establishment of our Prestige Personal Care business with the announced acquisitions of Dermalogica, Murad, Kate Somerville and REN.

We plan for another year of volume growth ahead of our markets, steady improvement in core operating margin and strong cash flow.”

Key Financials (unaudited) Current Rates	First Half 2015
Underlying Sales Growth (*)	2.9%
Turnover	€27.0bn	+12%
Operating Profit	€3.8bn	-13%
Net Profit	€2.7bn	-11%
Core earnings per share (*)	€0.91	+16%
Diluted earnings per share	€0.87	-10%
Quarterly dividend payable in September 2015 €0.302 per share

(*)	Underlying sales growth and core earnings per share are non-GAAP measures (see pages 6 and 7). 23 July 2015

OPERATIONAL REVIEW: CATEGORIES

	First Half 2015
(unaudited)	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	bps
Unilever Total	27.0	2.9	1.1	1.7	50
Personal Care	9.9	3.0	1.0	2.0	(20)
Foods	6.4	1.4	1.5	(0.1)	30
Refreshment	5.5	2.7	(0.5)	3.3	60
Home Care	5.2	4.5	2.7	1.7	220

Our markets: Consumer demand remains weak and in the markets in which we operate volumes are flat. Emerging markets continue to be subdued whilst in Europe and North America growth is negligible.

Unilever overall performance: Underlying sales growth in the first half was broad-based across the four categories. Whilst growth in Refreshment was due to price, volumes drove the performance in Home Care and Foods. Emerging markets grew by 6.0% with an increased contribution from volume. We held volumes in developed markets as pricing continued to decline in Europe.

Gross margin improved by 40bps to 41.9% primarily due to margin-accretive innovations and our continued discipline in driving savings programmes. Brand and marketing investment was up 50bps as we increased support behind our brands in every category. Overheads were reduced by 60bps, helped by savings behind project Half. Core operating margin improved by 50bps to 14.5%. Core operating profit was up by €0.5 billion at €3.9 billion, including a positive currency impact across all categories.

Personal Care

Personal Care growth was driven by volume and price in competitive markets. We have a strong innovation pipeline and expect an acceleration in growth in the second half of the year. Innovations are both growing the core of our brands and extending into new segments. Good growth in deodorants has been supported by the successful dry spray launch in North America and our compressed formats, which we are now rolling from Europe into Latin America. The Dove Advanced Hair Series, is establishing itself well across the world, most recently in Asia. TRESemmé is extending its reach to more premium ranges with the Perfectly (Un)done and Runway collections. The new Lifebuoy with Activ Naturol offering superior germ kill is helping to grow the brand.

Core operating margin was 20bps lower as we increased brand and marketing investment. Core operating profit improved by €0.2 billion to €1.8 billion including a positive currency impact.

Foods

Savoury showed broad-based growth helped by the success of cooking products in emerging markets and soups in Europe. Growth was driven by innovations and market development campaigns behind our global and local brands. We are introducing more natural products like Knorr wet soups and healthier ones such as fortified stock cubes in Africa which help address iron deficiency. In dressings, Hellmann’s demonstrated good growth driven by a strong performance in Latin America and by the successful squeezy packaging which we have brought from Europe to North America. Spreads performance was impacted by the sustained contraction in developed markets. The new Baking, Cooking & Spreads unit went live on 1 July 2015 which will benefit from future focus as it continues to reposition the business to more attractive segments like melanges and premium cooking oil blends.

Core operating margin improved by 30bps driven by lower overheads. Core operating profit was up by €0.1 billion at €1.2 billion as operational performance and positive currency were partially offset by the prior year disposals.

Refreshment

Refreshment grew solidly in value despite volumes being slightly down against a strong prior year performance. We upgraded the mix in ice cream with innovations behind the premium brands, such as Magnum Pink and Black variants, Ben & Jerry’s Cores range and the new flavours of Breyer’s Gelato. The recent acquisition Talenti started off well, benefitting from increased distribution in the United States. In leaf tea we refreshed the Lipton brand with new packaging and extended the premium tea boutiques T2. At the same time we are building our presence in faster growing segments where we are underrepresented like green tea.

Core operating margin was up 60bps with a strong overheads reduction. Core operating profit increased by €0.1 billion at €0.6 billion.

Home Care

Home Care delivered broad-based growth led by innovations in higher margin segments like machine specialist detergents and fabric conditioners. The roll out of the new Omo with enhanced formulation and improved cleaning technology continued in Latin America and Asia while Omo pre-treaters have built further market share in Brazil. Fabric conditioners performed strongly helped by the launch of Comfort intense, a super-concentrated product that delivers long-lasting freshness. In household care we took Cif’s improved ‘Power and Shine’ formulation into 15 European countries.

Core operating margin improved by 220bps driven by improved mix and cost savings programmes. Core operating profit improved by €0.2 billion to €0.4 billion.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Half 2015
(unaudited)	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	Bps
Unilever Total	27.0	2.9	1.1	1.7	50
Asia/AMET/RUB	11.4	3.4	1.6	1.8	(10)
The Americas	8.8	5.3	0.4	4.9	(40)
Europe	6.8	(0.7)	1.4	(2.0)	270

	First Half 2015
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	11.2	(1.3)	0.1	(1.4)
Emerging markets	15.8	6.0	1.9	4.0
North America	4.4	(0.9)	(0.9)	–
Latin America	4.4	11.2	1.6	9.4

Asia/AMET/RUB

Growth was driven by both volume and price, and included a strong performance for Foods. India continued to deliver solid volume-driven growth with lower pricing as commodity costs eased. We returned to modest growth in China helped by e-commerce. Volumes were down in Russia as high inflation and interest rates put pressure on consumer demand.

Core operating margin was 10bps lower driven by increased brand and marketing investment.

The Americas

Latin America delivered double-digit underlying sales growth including strong pricing to recover higher input costs. Importantly, volumes improved despite difficult macro-economic conditions and lower consumer confidence. All categories grew strongly. In North America, overall volumes were slightly down in weak markets in which promotional intensity remained high. The new range of dry spray aerosol deodorants performed well. Ice cream grew on the back of strong innovations in the premium segment while spreads declined.

Core operating margin was down 40bps due to increased brand and marketing investment.

Europe

Good volume growth was more than offset by price deflation across our markets. We saw broad-based growth in Central and Eastern Europe but weak momentum in the Nordic countries. Home Care performed strongly while ice cream held up well against a high comparator. Falling butter prices weighed on the demand for spreads.

Core operating margin was up 270bps despite higher brand and marketing investment. This was driven by improved gross margins and particularly low overheads which benefitted from project Half, pension plan changes in the Netherlands and lower restructuring costs.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2015

Finance costs and tax

The cost of financing net borrowings in the first half 2015 was €209 million versus €212 million in 2014. The average interest rate on net debt was lower at 2.7% versus 3.7% in 2014. Pensions financing was a charge of €60 million versus a charge of €47 million in the prior year.

The effective tax rate was 26.8%, lower than 29.4% in 2014 which was primarily impacted by business disposals. The effective tax rate on core earnings was 26.0% versus 23.9% in 2014.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €83 million versus €98 million in 2014.

Earnings per share

Core earnings per share in the first half increased by 16% to €0.91, including a favourable currency impact of 8%. In constant exchange rates, core earnings per share increased by 8%, driven by underlying sales growth, improved core operating margin and the impact from purchasing the Estate shares left in trust by the first Viscount Leverhulme which was announced in May 2014. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Diluted earnings per share for the first half was down 10% at €0.87 due to the €1.4 billion profit on disposals in 2014, primarily related to the disposal of Ragu and Bertolli pasta sauces brands in the United States.

We recorded an expense of €84 million within non-core items related to Venezuela. Our Venezuelan business has been remeasured at a foreign exchange rate of 208 bolivars per US dollar, being more reflective of the rate at which we expect to remit dividends in the future.

Pensions

The pension liability net of assets was reduced to €2.5 billion at the end of June 2015 versus €3.6 billion as at 31 December 2014. The decrease in the net pension liability reflects the impact of higher discount rates, strong investment performance and cash contributions.

Free cash flow

Free cash flow was €1.1 billion, up from €0.8 billion in 2014. This was mainly driven by an increase in core operating profit and a lower seasonal outflow of working capital.

Net debt

Closing net debt was €11.8 billion versus €9.9 billion as at 31 December 2014 primarily due to an adverse currency impact from the US dollar denominated debt and acquisitions.

Finance and liquidity

On 27 January 2015 we announced the issuance of €750 million 0.5% fixed rates notes due February 2022. On 28 May 2015 we issued €1.25 billion in bonds on the European markets, being €750 million floating rate notes due June 2018 and €500 million 1.0% fixed rate notes due June 2023.

In March 2015 CHF350 million 3.5% fixed rate notes matured and were repaid.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

PRINCIPAL RISK FACTORS

On pages 49 to 53 of our 2014 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2015 under the headings: brand preference; portfolio management; sustainability; customer relationships; talent; supply chain; safe and high quality products; systems and information; business transformation; external economic and political risks and natural disasters; treasury and pensions; ethical; legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2015.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses ‘constant rate’ ‘underlying’ and ‘core’ measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)

Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)

“Underlying Volume Growth” or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

NON-GAAP MEASURES (continued)

The reconciliation of FCF to net profit is as follows:

€ million	First Half
(unaudited)	2015	2014
Net profit	2,658	2,995
Taxation	950	1,223
Share of net profit of joint ventures/associates and other income from non-current investments and associates	(83)	(98)
Net finance costs	269	259

Operating Profit	3,794	4,379

Depreciation, amortisation and impairment	666	842
Changes in working capital	(915)	(1,089)
Pensions and similar obligations less payments	(283)	(195)
Provisions less payments	(111)	84
Elimination of (profits)/losses on disposals	3	(1,421)
Non-cash charge for share-based payments	84	118
Other adjustments	(5)	20

Cash flow from operating activities	3,233	2,738

Income tax paid	(987)	(994)
Net capital expenditure	(844)	(789)
Net interest and preference dividends paid	(276)	(197)

Free cash flow	1,126	758

Net cash flow (used in)/from investing activities	(1,205)	895
Net cash flow (used in)/from financing activities	(71)	(1,494)

Core operating profit (COP), core operating margin (COM) and non-core items

Core operating profit (COP) and core operating margin (COM) means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	First Half
(unaudited)	2015	2014
Operating profit	3,794	4,379
Non-core items (see note 2)	108	(1,012)

Core operating profit	3,902	3,367

Turnover	26,991	24,098
Operating margin (%)	14.1	18.2
Core operating margin (%)	14.5	14.0

Core EPS

The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 13 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

Net debt

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

NON-GAAP MEASURES (continued)

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million (unaudited)	As at 30 June 2015	As at 31 December 2014	As at 30 June 2014
Total financial liabilities	(15,382)	(12,722)	(13,436)
Current financial liabilities:	(6,415)	(5,536)	(5,705)
Non-current financial liabilities	(8,967)	(7,186)	(7,731)
Cash and cash equivalents as per balance sheet	2,710	2,151	3,419
Cash and cash equivalents as per cash flow statement	2,424	1,910	3,090
Add bank overdrafts deducted therein	286	241	329
Other financial assets	868	671	744

Net debt	(11,804)	(9,900)	(9,273)

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media:			Investors: Investor Relations Team
UK or or NL or	+44 7917 271 819 +44 20 7822 6404 +44 7825 049 163 +31 10 217 4844 +31 10 217 4844	treeva.fenwick@unilever.com helen.dodd@unilever.com laura.misselbrook@unilever.com els-de.bruin@unilever.com thor.tummers@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

INCOME STATEMENT

(unaudited)

€ million	First Half
	2015	2014	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	26,991	24,098	12.0%	1.8%
Operating profit	3,794	4,379	(13)%	(20)%
After (charging)/crediting non-core items	(108)	1,012
Net finance costs	(269)	(259)
Finance income	72	61
Finance costs	(281)	(273)
Pensions and similar obligations	(60)	(47)
Share of net profit/(loss) of joint ventures and associates	57	61
Other income/(loss) from non-current investments and associates	26	37
Profit before taxation	3,608	4,218	(14)%	(21)%
Taxation	(950)	(1,223)
Net profit	2,658	2,995	(11)%	(18)%
Attributable to:
Non-controlling interests	169	177
Shareholders’ equity	2,489	2,818	(12)%	(18)%

Combined earnings per share
Basic earnings per share (euros)	0.88	0.99	(12)%	(17)%
Diluted earnings per share (euros)	0.87	0.97	(10)%	(16)%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	First Half
	2015	2014
Net profit	2,658	2,995
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	679	(489)
Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	249 39	11 (62)

Total comprehensive income	3,625	2,455

Attributable to:
Non-controlling interests	206	191
Shareholders’ equity	3,419	2,264

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2015
1 January 2015	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the period	–	–	–	2,489	2,489	169	2,658
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	–	–	39	–	39	–	39
Remeasurements of defined benefit pension plans net of tax	–	–	–	679	679	–	679
Currency retranslation gains/(losses)	–	–	211	1	212	37	249

Total comprehensive income	–	–	250	3,169	3,419	206	3,625
Dividends on ordinary capital	–	–	–	(1,687)	(1,687)	–	(1,687)
Movements in treasury stock(a)	–	–	108	(242)	(134)	–	(134)
Share-based payment credit(b)	–	–	–	84	84	–	84
Dividends paid to non-controlling interests	–	–	–	–	–	(192)	(192)
Currency retranslation gains/(losses) net of tax	–	11	–	–	11	(1)	10
Other movements in equity	–	–	(11)	(68)	(79)	(5)	(84)

30 June 2015	484	156	(7,191)	21,816	15,265	620	15,885

First half - 2014

1 January 2014	484	138	(6,746)	20,468	14,344	471	14,815
Profit or loss for the period	–	–	–	2,818	2,818	177	2,995
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	–	–	(62)	–	(62)	–	(62)
Remeasurements of defined benefit pension plans net of tax	–	–	–	(491)	(491)	2	(489)
Currency retranslation gains/(losses)	–	–	(110)	109	(1)	12	11

Total comprehensive income	–	–	(172)	2,436	2,264	191	2,455
Dividends on ordinary capital	–	–	–	(1,580)	(1,580)	–	(1,580)
Movements in treasury stock(a)	–	–	(105)	(148)	(253)	–	(253)
Share-based payment credit(b)	–	–	–	117	117	–	117
Dividends paid to non-controlling interests	–	–	–	–	–	(168)	(168)
Currency retranslation gains/(losses) net of tax	–	4	–	–	4	(4)	–
Other movements in equity(c)	–	–	(159)	(845)	(1,004)	87	(917)

30 June 2014	484	142	(7,182)	20,448	13,892	577	14,469

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)	2014 includes the impact of the purchase of Estate shares.

BALANCE SHEET

(unaudited)

€ million	As at 30 June 2015	As at 31 December 2014	As at 30 June 2014
Non-current assets
Goodwill	15,414	14,642	14,050
Intangible assets	8,472	7,532	7,041
Property, plant and equipment	11,067	10,472	9,639
Pension asset for funded schemes in surplus	1,024	376	810
Deferred tax assets	1,163	1,286	1,181
Financial assets	617	715	478
Other non-current assets	762	657	620

	38,519	35,680	33,819

Current assets
Inventories	4,588	4,168	4,328
Trade and other current receivables	6,368	5,029	6,176
Current tax assets	296	281	259
Cash and cash equivalents	2,710	2,151	3,419
Other financial assets	868	671	744
Non-current assets held for sale	37	47	76

	14,867	12,347	15,002

Total assets	53,386	48,027	48,821

Current liabilities
Financial liabilities	6,415	5,536	5,705
Trade payables and other current liabilities	13,999	12,606	12,654
Current tax liabilities	1,121	1,081	1,654
Provisions	304	418	430
Liabilities associated with assets held for sale	1	1	1

	21,840	19,642	20,444

Non-current liabilities
Financial liabilities	8,967	7,186	7,731
Non-current tax liabilities	170	161	81
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,787	2,222	1,752
Unfunded schemes	1,782	1,725	1,585
Provisions	899	916	1,004
Deferred tax liabilities	1,785	1,534	1,447
Other non-current liabilities	271	378	308

	15,661	14,122	13,908

Total liabilities	37,501	33,764	34,352

Equity
Shareholders’ equity	15,265	13,651	13,892
Non-controlling interests	620	612	577

Total equity	15,885	14,263	14,469

Total liabilities and equity	53,386	48,027	48,821

CASH FLOW STATEMENT

(unaudited)

€ million	First Half
	2015	2014
Net profit	2,658	2,995
Taxation	950	1,223
Share of net profit of joint ventures/associates and other income from non-current investments and associates	(83)	(98)
Net finance costs	269	259

Operating profit	3,794	4,379

Depreciation, amortisation and impairment	666	842
Changes in working capital	(915)	(1,089)
Pensions and similar obligations less payments	(283)	(195)
Provisions less payments	(111)	84
Elimination of (profits)/losses on disposals	3	(1,421)
Non-cash charge for share-based compensation	84	118
Other adjustments	(5)	20

Cash flow from operating activities	3,233	2,738

Income tax paid	(987)	(994)

Net cash flow from operating activities	2,246	1,744

Interest received	56	61
Net capital expenditure	(844)	(789)
Other acquisitions and disposals	(405)	1,577
Other investing activities	(12)	46

Net cash flow (used in)/from investing activities	(1,205)	895

Dividends paid on ordinary share capital	(1,687)	(1,577)
Interest and preference dividends paid	(332)	(258)
Purchase of Estate shares	–	(880)
Change in financial liabilities	2,164	1,557
Other movements on treasury stock	(138)	(256)
Other financing activities	(78)	(80)

Net cash flow (used in)/from financing activities	(71)	(1,494)

Net increase/(decrease) in cash and cash equivalents	970	1,145

Cash and cash equivalents at the beginning of the period	1,910	2,044
Effect of foreign exchange rate changes	(456)	(99)

Cash and cash equivalents at the end of the period	2,424	3,090

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The accounting policies and methods of computation are in compliance with IAS 34 ‘Interim Financial Reporting’ and except as set out below are consistent with the year ended 31 December 2014. The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

After making appropriate enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.

The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 9, the statement of comprehensive income on page 9, the statement of changes in equity on page 10 and the cash flow statement on page 12 are translated at exchange rates current in each period. The balance sheet on page 11 is translated at period-end rates of exchange.

The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2014 are not the company’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2014 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Recent accounting developments

With effect from 1 January 2015 we have implemented amendments to IAS 19 Employee Benefits’. The impact on the Group is not material.

IFRS 14 ‘Regulatory Deferral Accounts’ is effective from 1 January 2016 and permits first time adopters of IFRS to continue to account for amounts related to rate regulation in accordance with their previous GAAP. The standard does not apply to the Group.

Amendments to IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ are effective from 1 January 2016 and cover clarification of the principle of the basis of depreciation and that revenue based depreciation methods are no longer permitted.

The Group is currently assessing the impact of the following new standards and amendments that are not yet effective.

IFRS 9 ‘Financial Instruments’ replaces the current classification and measurement models for financial assets with two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the assets and the contractual cash flow characteristics. Financial liabilities are not affected by the changes. Effective from 1 January 2018.

IFRS 15 ‘Revenue from Contracts with Customers’ is applicable to all entities and supersedes all existing revenue recognition requirements under IFRS. It applies to all transactions to provide goods and services except those in the scope of other standards. Either full or modified retrospective application is required for annual periods beginning on or after 1 January 2017.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	First Half
	2015	2014
Acquisition and disposal related costs	(32)	(60)
Gain/(loss) on disposal of group companies(a)	8	1,390
Impairments and other one-off items(b)	(84)	(318)

Non-core items before tax	(108)	1,012
Tax impact of non-core items	2	(470)

Non-core items after tax	(106)	542
Attributable to:

Non-controlling interests	–	–
Shareholders’ equity	(106)	542

(a)	2014 includes gain of €1,316 million from the disposal of the Ragu & Bertolli brands and related assets.
(b)	2015 relates to foreign exchange loss resulting from remeasurement of the Venezuelan business. 2014 relates to impairment charge recognised on assets related to the Slim.Fast business.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	First Half
	2015	2014
Net profit attributable to shareholders’ equity	2,489	2,818
Post tax impact of non-core items	106	(542)

Core profit attributable to shareholders’ equity	2,595	2,276

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

3 SEGMENT INFORMATION - CATEGORIES

First Half	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2014	8,554	6,124	4,939	4,481	24,098
2015	9,888	6,441	5,512	5,150	26,991
Change (%)	15.6	5.2	11.6	14.9	12.0
Impact of:
Exchange rates (%)	12.2	8.7	8.5	9.6	10.1
Acquisitions (%)	0.1	–	1.3	0.5	0.4
Disposals (%)	–	(4.6)	(1.2)	(0.1)	(1.5)
Underlying sales growth (%)	3.0	1.4	2.7	4.5	2.9

Price (%)	2.0	(0.1)	3.3	1.7	1.7
Volume (%)	1.0	1.5	(0.5)	2.7	1.1

Operating profit (€ million)
2014	1,509	2,431	212	227	4,379
2015	1,704	1,159	556	375	3,794
Core operating profit (€ million)
2014	1,532	1,097	509	229	3,367
2015	1,751	1,175	602	374	3,902
Operating margin (%)
2014	17.6	39.7	4.3	5.1	18.2
2015	17.2	18.0	10.1	7.3	14.1
Core operating margin (%)
2014	17.9	17.9	10.3	5.1	14.0
2015	17.7	18.2	10.9	7.3	14.5

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

4 SEGMENT INFORMATION - GEOGRAPHICAL AREA

First Half	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	9,748	7,639	6,711	24,098
2015	11,449	8,769	6,773	26,991
Change (%)	17.4	14.8	0.9	12.0
Impact of:
Exchange rate (%)	13.4	12.1	2.7	10.1
Acquisitions (%)	0.2	0.9	–	0.4
Disposals (%)	(0.1)	(3.6)	(1.0)	(1.5)
Underlying sales growth (%)	3.4	5.3	(0.7)	2.9

Price (%)	1.8	4.9	(2.0)	1.7
Volume (%)	1.6	0.4	1.4	1.1

Operating profit (€ million)
2014	1,376	1,996	1,007	4,379
2015	1,581	1,035	1,178	3,794
Core operating profit (€ million)
2014	1,354	1,029	984	3,367
2015	1,580	1,145	1,177	3,902
Operating margin (%)
2014	14.1	26.1	15.0	18.2
2015	13.8	11.8	17.4	14.1
Core operating margin (%)
2014	13.9	13.5	14.7	14.0
2015	13.8	13.1	17.4	14.5

5 TAXATION

The effective tax rate for the first half was 26.8% compared to 29.4% in 2014. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

	First Half 2015			First Half 2014
€ million	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Fair value gains/(losses) on financial instruments	41	(2)	39	(76)	14	(62)
Remeasurements of defined benefit pension plans	958	(279)	679	(654)	165	(489)
Currency retranslation gains/(losses)	234	15	249	5	6	11

Other comprehensive income	1,233	(266)	967	(725)	185	(540)

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 30 June 2015. For half year 2014 the adjusted average number of share units is calculated based on the number of days the shares were dilutive during the six month period ended 30 June 2014.

Earnings per share for total operations for the six months were calculated as follows:

	2015	2014
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	2,489	2,818
Average number of combined share units (millions of units)	2,841.0	2,843.7
Combined EPS – basic (€)	0.88	0.99
Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	2,489	2,818
Adjusted average number of combined share units (millions of units)	2,854.9	2,911.1
Combined EPS – diluted (€)	0.87	0.97
Core EPS
Core profit attributable to shareholders’ equity (see note 2) (€ million)	2,595	2,276
Adjusted average number of combined share units (millions of units)	2,854.9	2,911.1
Core EPS – diluted (€)	0.91	0.78

In calculating core earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposals and related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2014 (net of treasury stock)	2,836.8
Net movements in shares under incentive schemes	(4.4)

Number of shares at 30 June 2015	2,841.1

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

7 ACQUISITIONS AND DISPOSALS

On 2 March 2015 the Group announced that it has signed an agreement to acquire REN Skincare, the iconic British skincare brand. The deal was completed on 1 May 2015.

On 1 May 2015 the Group announced that it has completed the acquisition of the Zest and Camay brands from the Procter & Gamble Company.

On 6 May 2015 Unilever announced that it has acquired leading independent prestige skincare brand, Kate Somerville Skincare LLC.

On 24 June 2015 Unilever announced that it has signed an agreement to acquire Dermalogica, the world’s number one professional skin care brand.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2015	As at 31 December 2014	As at 30 June 2014	As at 30 June 2015	As at 31 December 2014	As at 30 June 2014
Financial assets
Cash and cash equivalents	2,710	2,151	3,419	2,710	2,151	3,419
Held-to-maturity investments	89	89	74	89	89	74
Loans and receivables	294	208	143	294	208	143
Available-for-sale financial assets	672	671	782	672	671	782
Financial assets at fair value through profit and loss:
Derivatives	289	296	197	289	296	197
Other	141	122	26	141	122	26

	4,195	3,537	4,641	4,195	3,537	4,641
Financial liabilities
Preference shares	(124)	(108)	(113)	(68)	(68)	(68)
Bank loans and overdrafts	(1,126)	(1,119)	(1,188)	(1,121)	(1,114)	(1,187)
Bonds and other loans	(14,024)	(11,417)	(12,054)	(13,258)	(10,573)	(11,339)
Finance lease creditors	(222)	(224)	(208)	(208)	(199)	(192)
Derivatives	(272)	(350)	(248)	(272)	(350)	(248)
Other financial liabilities	(454)	(418)	(402)	(454)	(418)	(402)

	(16,222)	(13,636)	(14,213)	(15,381)	(12,722)	(13,436)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2015			As at 31 December 2014			As at 30 June 2014
Assets at fair value
Other cash equivalents	–	185	–	–	221	–	–	299	–
Available-for-sale financial assets	11	168	493	15	158	498	6	317	459
Financial assets at fair value through profit or loss:
Derivatives(a)	–	341	–	–	417	–	–	233	–
Other	139	–	3	119	–	3	20	–	6
Liabilities at fair value
Derivatives(b)	–	(332)	–	–	(514)	–	–	(542)	–

(a)	Includes €52 million (2014: €121 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(60) million (2014: €(164) million) derivatives, reported within trade creditors, that hedge trading activities.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

8 FINANCIAL INSTRUMENTS (continued)

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2014. There were also no significant movements between the fair value hierarchy classifications since 31 December 2014.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2014.

9 DIVIDENDS

The Boards have declared quarterly interim dividend for Q1 2015 and Q2 2015 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

	Q1 2015		Q2 2015
Per Unilever N.V. ordinary share		€0.3020		€0.3020
Per Unilever PLC ordinary share		£0.2180		£0.2110
Per Unilever N.V. New York share	US$	0.3190	US$	0.3282
Per Unilever PLC American Depositary Receipt	US$	0.3190	US$	0.3282

US dollar cheques for the quarterly interim dividend will be mailed on 9 September 2015 to holders of record at the close of business on 7 August 2015. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2015 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q2 2015	23 July 2015	5 August 2015	6 August 2015	7 August 2015	9 September 2015
Quarterly dividend – for Q3 2015	15 October 2015	28 October 2015	29 October 2015	30 October 2015	9 December 2015

10 EVENTS AFTER THE BALANCE SHEET DATE

On 2 July 2015 Unilever announced that it has signed an agreement to acquire Murad, a leading clinical skincare brand.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

11 GUARANTOR STATEMENTS

On 30 September 2014, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 1 November 2011, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US $5.0 billion of Notes were outstanding at 30 June 2015 (2014: US $5.0 billion; 2013: US $5.0 billion) with coupons ranging from 0.45% to 5.9%. These Notes are repayable between 30 July 2015 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

We have revised the presentation of certain items within the income statement, balance sheet and cash flow statement with a view to making the information provided easier to understand and more accessible to the users of the guarantor statements. The revisions primarily consist of:

•	Combining lines where only immaterial balances exist in Unilever Capital Corporation, Unilever United States Inc. and Unilever parent entities.

•	Combining lines where they are not captions within the financial statements of the Unilever Group.

•	Condensing the shareholders’ equity (balance sheet) and operating, investing and financing cash flows (cash flow statement).

•	Removing equity earnings of subsidiaries attributable to non-controlling interest from Unilever parent entities in the income statement.

•	Including equity earnings of subsidiaries within total comprehensive income.

•	Revising the presentation of elimination entries for intercompany assets, liabilities and net assets of subsidiaries (equity method) on the balance sheet.

Where appropriate, such as if material events or transactions occur in the period, we will provide additional detail in footnotes to the guarantor statements. We have reflected these revisions retrospectively they are not individually or collectively material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

11 GUARANTOR STATEMENTS (continued)

Income Statement Six months ended 30 June 2015 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	26,991	–	26,991

Operating Profit	–	820	(2)	2,976	–	3,794
Net finance costs	–	(35)	(158)	(16)	–	(209)
Pensions and similar obligations	–	(1)	(14)	(45)	–	(60)
Other income	–	–	–	83	–	83

Profit before taxation and subsidiaries	–	784	(174)	2,998	–	3,608
Taxation	–	(501)	46	(495)	–	(950)

Net profit before subsidiaries	–	283	(128)	2,503	–	2,658
Equity earnings of subsidiaries	–	2,206	97	(4,255)	1,952	–

Net Profit	–	2,489	(31)	(1,752)	1,952	2,658

Attributed to:
Non-controlling interests	–	–	–	169	–	169
Shareholders’ equity	–	2,489	(31)	(1,921)	1,952	2,489

Total comprehensive income	–	2,489	(42)	(774)	1,952	3,625

Income Statement Six months ended 30 June 2014 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	24,098	–	24,098

Operating Profit	–	375	(6)	4,010	–	4,379
Net finance costs	–	(40)	(126)	(46)	–	(212)
Pensions and similar obligations	–	(2)	(12)	(33)	–	(47)
Other income	–	–	–	98	–	98

Profit before taxation and subsidiaries	–	333	(144)	4,029	–	4,218
Taxation	–	(102)	(449)	(672)	–	(1,223)

Net profit before subsidiaries	–	231	(593)	3,357	–	2,995
Equity earnings of subsidiaries	–	2,587	1,312	(1,904)	(1,995)	–

Net Profit	–	2,818	719	1,453	(1,995)	2,995

Attributed to:
Non-controlling interests	–	–	–	177	–	177
Shareholders’ equity	–	2,818	719	1,276	(1,995)	2,818

Total comprehensive income	(2)	3,118	727	607	(1,995)	2,455

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

11 GUARANTOR STATEMENTS (continued)

Balance Sheet As at 30 June 2015 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Non-current assets
Goodwill and intangible assets	–	1,706	–	22,180	–	23,886
Deferred tax assets	–	126	190	847	–	1,163
Other non-current assets	–	7	3	13,460	–	13,470
Amounts due from group companies	12,047	2,770	–	–	(14,817)	–
Net assets of subsidiaries (equity accounted)	–	43,762	17,492	–	(61,254)	–

	12,047	48,371	17,685	36,487	(76,071)	38,519

Current assets
Amounts due from group companies	60	5,110	3,863	37,473	(46,506)	–
Trade and other current receivables	–	79	14	6,275	–	6,368
Current tax assets	–	–	3	293	–	296
Other current assets	–	8	–	8,195	–	8,203

	60	5,197	3,880	52,236	(46,506)	14,867

Total assets	12,107	53,568	21,565	88,723	(122,577)	53,386

Current liabilities
Financial liabilities	1,431	3,582	4	1,398	–	6,415
Amounts due to group companies	6,712	30,749	12	9,033	(46,506)	–
Trade payables and other current liabilities	46	185	34	13,734	–	13,999
Current tax liabilities	–	40	–	1,081	–	1,121
Other current liabilities	–	10	–	295	–	305

	8,189	34,566	50	25,541	(46,506)	21,840

Non-current liabilities
Financial liabilities	3,592	3,757	–	1,618	–	8,967
Amounts due to group companies NC	–	–	12,046	2,771	(14,817)	–
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	–	8	189	1,590	–	1,787
Unfunded schemes	–	106	601	1,075	–	1,782
Other non-current liabilities	–	25	2	3,098	–	3,125

	3,592	3,896	12,838	10,152	(14,817)	15,661

Total liabilities	11,781	38,462	12,888	35,693	(61,323)	37,501

Shareholders’ equity	326	15,106	8,677	52,410	(61,254)	15,265
Non-controlling interests	–	–	–	620	–	620

Total equity	326	15,106	8,677	53,030	(61,254)	15,885

Total liabilities and equity	12,107	53,568	21,565	88,723	(122,577)	53,386

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

11 GUARANTOR STATEMENTS (continued)

Balance Sheet As at 30 June 2014 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Non-current assets
Goodwill and intangible assets	–	1,606	–	19,485	–	21,091
Deferred tax assets	–	185	142	854	–	1,181
Other non-current assets	–	1	49	11,497	–	11,547
Amounts due from group companies	9,045	–	–	2	(9,047)	–
Net assets of subsidiaries (equity accounted)	–	43,599	17,126	–	(60,725)	–

	9,045	45,391	17,317	31,838	(69,772)	33,819

Current assets
Amounts due from group companies	–	7,409	3,723	37,632	(48,764)	–
Trade and other current receivables	–	121	12	6,043	–	6,176
Current tax assets	–	–	–	259	–	259
Other current assets	–	4	–	8,563	–	8,567

	–	7,534	3,735	52,497	(48,764)	15,002

Total assets	9,045	52,925	21,052	84,335	(118,536)	48,821

Current liabilities
Financial liabilities	67	4,559	3	1,076	–	5,705
Amounts due to group companies	5,035	31,729	868	11,132	(48,764)	–
Trade payables and other current liabilities	38	183	30	12,403	–	12,654
Current tax liabilities	–	18	588	1,048	–	1,654
Other current liabilities	–	9	–	422	–	431

	5,140	36,498	1,489	26,081	(48,764)	20,444

Non-current liabilities
Financial liabilities	3,637	2,407	–	1,687	–	7,731
Amounts due to group companies NC	–	–	8,643	404	(9,047)	–
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	–	–	–	1,752	–	1,752
Unfunded schemes	–	98	475	1,012	–	1,585
Other non-current liabilities	–	30	2	2,808	–	2,840

	3,637	2,535	9,120	7,663	(9,047)	13,908

Total liabilities	8,777	39,033	10,609	33,744	(57,811)	34,352

Shareholders’ equity	268	13,892	10,443	50,014	(60,725)	13,892
Non-controlling interests	–	–	–	577	–	577

Total equity	268	13,892	10,443	50,591	(60,725)	14,469

Total liabilities and equity	9,045	52,925	21,052	84,335	(118,536)	48,821

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

11 GUARANTOR STATEMENTS (continued)

Cash flow statement Six months ended 30 June 2015 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Net cash flow from operating activities	–	(752)	(39)	3,037	–	2,246

Net cash flow from /(used in) investing activities	(544)	(2,038)	(403)	1,297	483	(1,205)

Net cash flow from/(used in) financing activities	541	2,872	442	(3,443)	(483)	(71)

Net increase/(decrease) in cash and cash equivalents	(3)	82	–	891	–	970
Cash and cash equivalents at beginning of year	–	5	(3)	1,908	–	1,910
Effect of foreign exchange rates	3	(78)	–	(381)	–	(456)

Cash and cash equivalents at end of year	–	9	(3)	2,418	–	2,424

Cash flow statement Six months ended 30 June 2014 € million	Unilever Capital Corporation subsidiary issuer	Unilever(a) parent entities	Unilever United States Inc. subsidiary guarantor	Non-guarantor subsidiaries	Eliminations	Unilever Group
Net cash flow from operating activities	–	(34)	(143)	1,921	–	1,744

Net cash flow from /(used in) investing activities	(898)	(2,992)	(1,612)	5,519	878	895

Net cash flow from/(used in) financing activities	896	2,981	1,754	(6,247)	(878)	(1,494)

Net increase/(decrease) in cash and cash equivalents	(2)	(45)	(1)	1,193	–	1,145
Cash and cash equivalents at beginning of year	–	3	(2)	2,043	–	2,044
Effect of foreign exchange rates	2	46	–	(147)	–	(99)

Cash and cash equivalents at end of year	–	4	(3)	3,089	–	3,090

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.